FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

5 November 2006

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

This report on Form 6-K contains releases to the
Australian Stock Exchange from 10 October to 26 October 2006

Exhibit 1: October 10        Daily share buyback notice

Exhibit 2: October 13        Daily share buyback notice

Exhibit 3: October 16        Daily share buyback notice

Exhibit 4: October 17        Change of directors interest notice

Exhibit 5: October 17        Change of directors interest notice

Exhibit 7: October 18        Daily share buyback notice

Exhibit 8: October 19        Daily share buyback notice

Exhibit 9: October 19        Change of directors interest notice

Exhibit 10: October 19      Change of directors interest notice

Exhibit 11: October 19      Change of directors interest notice

Exhibit 12: October 20      Daily share buyback notice

Exhibit 13: October 23      Daily share buyback notice

Exhibit 14: October 24      Daily share buyback notice

Exhibit 15: October 25      Daily share buyback notice

Exhibit 16: October 26      Daily share buyback notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	5 November 2006